U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 11, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Samson STRONG Nations Currency Fund (S000037999)

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 314 to the Trust’s Registration Statement on Form N-1A, filed on June 8, 2012 pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No. 314.

Post-Effective Amendment No. 314 was filed for the purpose of adding a new series to the Trust with two share classes: the Samson STRONG Nations Currency Fund (the “Fund”).  The Trust is filing this application for withdrawal due to a software error which inadvertently left off the Investor Share Class.  The Trust filed Post-Effective Amendment No. 315 pursuant to Rule 485(a) under the 1933 Act to correct the softwware error and establish the Fund as a new series of the Trust on June 8, 2012.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 314 has been signed by the President of the Trust this 11th day of June, 2012.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President